UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)*

ORGANIC TO GO FOOD CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share and Common Stock Warrants

(Title of Class of Securities)

68618K106

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,185,190(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,185,190 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,190 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON (See Instructions) CO
(1) See response to Item 4.

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,185,190 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,185,190 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,190 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON (See Instructions) IA
(1) See response to Item 4.

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP 20-0593276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 971,855.8 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 971,855.8 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,855.8 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON (See Instructions) PN
(1) See response to Item 4.

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC 20-8107048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 971,855.8 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 971,855.8 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,855.8 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1) See response to Item 4.

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,185,190 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,185,190 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,190 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1) See response to Item 4.

CUSIP No. 68618K106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,185,190 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,185,190 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,190 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1) See response to Item 4.

CUSIP No. 68618K106

Item 1.

(a) Name of Issuer

Organic To Go Food Corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

3317 Third Ave., South, Seattle, Washington 98134

Item 2.

(a) Name of Person Filing

Trinad Capital Master Fund, Ltd.
Trinad Capital LP
Trinad Management, LLC
Trinad Advisors II, LLC
Robert S. Ellin
Jay A. Wolf

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(c) Citizenship

Trinad Capital Master Fund, Ltd. - Cayman Islands

Trinad Capital LP - Delaware

Trinad Management, LLC - Delaware

Trinad Advisors II, LLC - Delaware

Robert S. Ellin - United States

Jay A. Wolf - United States

(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”) and Common Stock warrants.

(e) CUSIP Number

78465L206

CUSIP No. 68618K106

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 68618K106

Item 4. Ownership

(a) Amount beneficially owned:

Trinad Capital Master Fund, Ltd	1,185,190(1)
Trinad Management, LLC	1,185,190(1)
Trinad Capital LP	971,855.8(1)(2)
Trinad Advisors II, LLC	971,855.8(1)(2)
Robert S. Ellin	1,185,190 (1)
Jay A. Wolf	1,185,190 (1)

(1) Consists of 644,835 shares of Common Stock and 540,355 shares of Common Stock issuable pursuant to warrants held by the Reporting Persons.

(2) As of December 31, 2007, Trinad Capital LP (the owner of 82% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (the general partner of Trinad Capital LP), are each deemed the beneficial owner of 82% of the shares of the 1,185,190 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

(b) Percent of Class

Trinad Capital Master Fund, Ltd	4.19%
Trinad Management, LLC	4.19%
Trinad Capital LP	3.45%
Trinad Advisors II, LLC	3.45%
Robert S. Ellin	4.19%
Jay A. Wolf	4.19%

The percentages used herein and are calculated based on the 28,298,681 shares of Common Stock (27,758,326 shares of common stock and options and warrants to purchase a total of 540,355 shares of Common Stock) reported by the Company to be issued and outstanding as of November 12, 2007 in the Company's latest Form 424B3, as filed with the Securities and Exchange Commission on December 11, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,185,190

(iii) Sole power to dispose or to direct the disposition of:

0

CUSIP No. 68618K106

(iv) Shared power to dispose or to direct the disposition:

1,185,190

Trinad Management, LLC serves as investment adviser to Trinad Capital Master Fund, Ltd. and Trinad Capital LP. By reason of such relationship Trinad Management, LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned directly by Trinad Capital Master Fund, Ltd. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin serves as portfolio manager and the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. Jay A. Wolf serves as portfolio manager and a managing director of Trinad Management, LLC; the manager of the Trinad Capital Master Fund, Ltd. and managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd. By reason of such relationships Robert S. Ellin and Jay A. Wolf may be deemed to share voting and dispositive power over the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of common stock listed as beneficially owned by Trinad Capital Master Fund, Ltd. or any other person reporting on the schedule

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [Ö]..

Item 6  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Be Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution Of Group:

Not Applicable.

Item 10. Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having a purpose or effect.

CUSIP No. 68618K106

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of February 14, 2008, by and among Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf

CUSIP No. 68618K106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.			TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company			a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: February 14, 2008		Date: February 14, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

	By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
	a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

	Date: February 14, 2008	Date: February 14, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: February 14, 2008		Date: February 14, 2008

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 68618K106

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.			TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company			a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: February 14, 2008		Date: February 14, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

	By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
	a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

	Date: February 14, 2008	Date: February 14, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: February 14, 2008		Date: February 14, 2008